Exhibit 99.1
[FOR IMMEDIATE RELEASE]
Xinhua Finance Media updates its guidance for quarter ended September 30, 2007
Beijing, November 6, 2007 – Xinhua Finance Media Limited (NASDAQ: XFML) (“XFMedia”, or “the Company”), China’s leading diversified financial and entertainment media company, today updates its guidance for the third quarter ended September 30, 2007. The Company will release financial results for the quarter ended September 30, 2007 on Tuesday, November 13, 2007, after the US markets close.
Due to stronger than expected growth in its business as well as contribution from acquisitions, the Company now raises its projected net revenues for third quarter 2007 to be in the range of US$38 million to US$40 million, compared to the previous guidance of US$35 million to US$37 million.
The Company expects net income to be in the range of US$8.0 million to US$9.0 million. Adjusted net income (a non-GAAP financial measure), which the Company defines as net income before amortization of intangible assets, imputed interest, and share-based compensation expenses, is expected to be in the range of US$13.8 million to US$14.8 million.
To assist investors in understanding adjusted net income, the following is a table reconciling net income to adjusted net income:

(US$ million)	Range

Net income	8.0 - 9.0
Amortization of intangible assets	4.2
Imputed interest	1.1
Share-based compensation expenses	0.5

Adjusted net income	13.8 - 14.8

To further assist investors in understanding the computation of net income and adjusted net income per ADS, the following is a table showing the details:

Earnings per ADS (US$)	Range

Net income per ADS — basic *	0.13 - 0.14
Net income per ADS — diluted *	0.11 - 0.13
Adjusted net income per ADS — basic *	0.22 - 0.23
Adjusted net income per ADS — diluted *	0.20 - 0.21

*	Weighted average number of ADS — basic: 63.5 million; weighted average number of ADS — diluted: 70.1 million. One ADS represents two shares.

This guidance reflects the Company’s preliminary view based on current plans, estimates, and projections. A number of important factors could cause the actual results to differ materially from those contained in such guidance.

Non-GAAP Financial Measure

     To supplement XFMedia’s consolidated financial results presented in accordance with U.S. GAAP, XFMedia uses the following non-GAAP financial measure: adjusted net income, which is defined as net income before amortization of intangible assets, imputed interest, and share-based compensation expenses. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

Conference Call Information

Date: November 13, 2007 (New York) / November 14, 2007 (Beijing)

Time: 5:00 PM (New York) / 6:00 AM (Beijing)

Duration: 1 Hour

     Interested parties may dial into the conference call at:

     (US)  +1 480 293 1744

     (UK)  +44 20 7190 1232

     (Asia Pacific) +852 3009 5027

     A telephone replay will be available shortly after the call for one week at:

     (US)  +1 303 590 3030 (Passcode: 3800017#)

     (UK)  +44 207 154 2833 (Passcode: 3800017#)

     (Asia Pacific) +852 2287 4304 (Passcode: 124110#)

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More Information:
IR Contact
China
Xinhua Finance Media
Ms Jennifer Chan Lyman, +86 21 6113 5960, jennifer.lyman@xinhuafinancemedia.com
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com.

Safe Harbor Statement

     This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter 2007 contains forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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